March 27, 2009

BY EDGAR
Jim B.  Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:        China Biopharma, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007,
Form 10-KSB Amendment #1 for the Fiscal Year Ended December 31, 2007,
Form 10-QSB for the Quarterly Period Ended June 30, 2008
Form 10-QSB Amendment #1 for Quarterly Period Ended June 30, 2008,
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-50005

Dear Mr. Rosenberg:

Reference is made to your comment letter, dated February 6, 2009, to China Biopharma, Inc., (the “Company”), relating to the subject annual report and quarterly report (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

As requested in our letter of August 28, 2008, in connection with responding to our comments, please provide, in your response letter, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007 filed November 12, 2008

Controls and Procedures

1.
Your Form 8-K Item 4.02, filed November 12, 2008, correctly states that “Management believes that the Company’s internal controls over financial reporting and disclosure were ineffective” as a result of the errors found in your Form 10-KSB for the year ended December 31, 2007. However, your Amendment 1 of Form 10-KSB for 2007, filed November 12, 2008, does not contain such revised conclusions. Please further revise your Amended Form 10-KSB to reflect that you have concluded that both your Internal Controls over Financial Reporting, under Item 308 of Regulation S-K, and your Disclosure Controls, under Item 307 of Regulation S-K, were ineffective at December 31, 2007.

Response: We have revised the Amended Form 10-KSB to reflect that the Internal Controls over Financial Reporting and Disclosure Controls were ineffective at December 31, 2007.

Item 8. Financial Statement And Supplementary Date
Report of Independent Registered Public Accounting Firm, page F-1

2.
Refer to your response to our Comment No. 1. Our comment is repeated in part. Please have your auditors provide a revised Report of Independent Registered Public Accounting Firm that opines on the audited columns presenting results “For the Period From September 13, 2000 (Date of Inception) to December 31, 2007” included on both the “Consolidated Statement of Operations And Comprehensive Loss” and the “Consolidated Statements of Cash Flows.” Further, the report should reference and discuss the “restatements” to the financial statements and dual dated opinion.

Response: Our auditors have revised the Report of Independent Registered Public Accounting Firm accordingly.

Consolidated Balance Sheet, page F-2

Other Receivables, page F-2

3.
Refer to your response to our Comments No. 2 and 4. In your Response Letter you state that the $2.9 million in Other Receivables “represented the advance payment that we made for the purchase of merchandise inventory”. However, in your Form 10-Q for the quarterly period ended September 30, 2008, your disclosure indicates that the $2.9 million was a loan from your wholly- owned subsidiary to its business partner, Beijing Guangtung Communications Co., Ltd. Revise the Notes To Consolidated Financial Statements in your Form 10-KSB for the year ended December 31, 2007 to clarify the nature of this transaction. Disclose the nature of the merchandise you intended to purchase and the period over which you expected to sell it. Explain why it was necessary to pay in advance for such merchandise and how you considered the potential risks of doing so. Include a discussion of your business association with this company including what you mean by “business partner”. Tell us if this is a related party to China Biopharma and how you determined that this fully collectible within the next twelve month period and whether interest has been accrued.

Response: As of December 31, 2007, Other Receivables amounting to $2.9 million consisted of:
-
An advance payment of approximately $2.1 million tendered by Hainan CITIC Bio-pharmaceutical Development Co., Ltd. (“HCBD”), our majority owned subsidiary, originally disbursed at the end of 2006 to Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd., the 20% minority interest owner in HCBD,  to secure the purchase of vaccine products. During the 2007 calendar year, Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd. notified HCBD that they could not deliver the merchandise because of China taxation issues and agreed to refund the entire amount. Accordingly, we reclassified the $2.1 million from an Advance payment to “Other receivables” because of an agreement by the minority shareholder to repay the amount. We received a substantial payment in 2008 and the account balance was fully satisfied in January 2009.

-
Of the approximately $750,000 balance, Quantum Communications (China) Co., Ltd., a wholly-owned subsidiary of the Company, acted as a lender to its business partner, Beijing Guangtung Communications Co., Ltd., an unrelated party, in the amount of $468,773. In September 2008, this amount was deemed uncollectible because of the business reasons as stated in the response to Comment No. 4 below. The amount of $468,773 was charged as a bad debt expense to operations.

4.	Depending on your response to Comment No. 3 above, tell us why you classified the use of these funds as operating cash flows in the consolidated statements of cash flows for the periods presented.

Response: We have restated the consolidated statements of cash flows to reflect the reclassification of the $2.1 Million of Other receivables as a non-cash transaction. We have revised Note 6 in tabular form to report the reduction in contributed capital of the minority interest. Please see the accompanying notes to the Form 10Q/A, Note 7 – OTHER ACCOUNTS RECEIVABLES AND UNCOLLECTIBLES

In July 2008, the Company agreed to reduce a receivable amounting to $820,080, owed by Zhejiang Tianyuan Bio-pharmaceutical Co., a 20% minority interest owner in the subsidiary, Hainan CITIC Biopharmaceutical Development Co., Ltd. (“HCBD”)  The original recorded contributed capital for minority interest investor was reduced by the same amount to reflect this exchange, but the ownership interest was not affected.

In September 2008, approximately $468,773 of Other Receivables was deemed uncollectible and this amount was charged as an expense to operations. The entire 2005 balance represented an operating fund obligation owed to Quantum Communications (China) Co., Ltd., a wholly-owned subsidiary of the Company, from its business partner, Beijing Guangtung Communications Co., Ltd. (“BGC”). BGC was a privately owned limited liability company registered in Beijing, China and was not a related party of the Company or any of its subsidiaries. BGC acquired 3.5Mhz frequency which is used for 802.16 standard WiMax communication services in China. Instead of undertaking a direct investment into BGC, the Company extended a non-interest bearing loan to be used in operations by BGC, subject to a contractual right to convert the loan into an equity interest based on the success of BGC’s business. After determining that the WiMax services business was unsuccessful, the Company refused to make any additional loans to BGC and requested full payment on its original loan. Pursuant to that initial demand, BGC had concurrently agreed to fully repay the loan, while actively seeking buyers or financiers to fund its operations. In the third quarter of 2008, the Chinese economic environment severely deteriorated and BGC declared to the Company the failure in its fund raising efforts. In September 2008, the Company determined that the loan would be uncollectible. BGC closed its business at the end of 2008 due to severe financial distress.

Consolidated Statements Of Changes in Stockholders’ Equity (Deficit), page F-4

5.
Refer to your response to our Comment No. 3. Please combine similar transactions, presented in your Response Letter, by major classification and disclose in a revised Consolidated Statement of Changes in Stockholders’ Equity. Please do the same for all years presented.

Response: We have restated and revised the Consolidated Statement of Changes in Stockholders’ Equity in the Form 10-K/A Amendment No.2, for the fiscal years ended December 31, 2006 and 2007.

Notes To Consolidated Financial Statements
Note 1 – Organization And Nature Of Business
Acquisition of China Biopharma Limited (“CBL”), page F-7

6.
Refer to your response to our Comment No.6. If this acquisition had a “relatively immaterial value”, explain the $4.51 million credit to Additional Paid-In Capital, during fiscal year 2006, for the issuance of 3,065,000 shares of common stock. Refer to your Consolidated Statements of Changes in Stockholders’ Equity (Deficit) on page F-4. Disclose the other financial statement effects of this transaction.

Response: We have restated and revised the Consolidated Statement of Changes in Stockholders’ Equity included in the Form 10-K/A Amendment No.2, for the fiscal year ended December 31, 2006 and 2007, to reflect the fact that approximately $3.04 million out of the total $4.1 million credit to Additional paid in capital is unrelated to the acquisition of China Biopharma Limited by the Company in a stock for stock transaction. We have also provided additional disclosure in Note 5 to the Consolidated Statement of Changes in Cash Flow included in the Form 10-K/A Amendment No.2, for the fiscal year ended December 31, 2006 and 2007, to reflect the fact that $1.47 million of the credit to additional paid in capital is simultaneously a non-cash investment activity and financing activity in connection with the acquisition of Biopharma Limited by the Company in a stock for stock transaction.

	Common Stock
		$.0001	Additional
		Stated	Paid-In
	Shares	Value	Capital
	(Restated)	(Restated)	(Restated)

BALANCE – DECEMBER 31, 2005	82,455,000	$8,246	$6,523,837
Common stock issued in consideration for CBL	3,000,000	300	1,473,914
Common stock issued for exercise of options	65,000	6	12,994
Stock option issuance	-	-	616,574
Warranty issuance	-	-	2,409,817
			-

Revenue Recognition, page F-8

7.
Your revenue recognition accounting policy does not appear to address the two different arrangements under which you distribute products discussed on page 5. For the periods ended December 31, 2006 and 2007 and the nine months ended September 30, 2008 provide us the amount of sales under each arrangement and how they are reported on the statement of operations. If commissions are not reported net explain why not including references to authoritative literature. Commissions should be reported separately from sales of product on the statement of operations.

Response: We have revised Note 2 Summary of Significant Accounting Policies in connection with revenue recognition as follows:

The Company recognizes revenue for its products at the time the products are sold and provided to the end user.

Impairment Loss Of Goodwill F-8

8.	Refer to your response to our Comment No. 7. We have the following additional comments:
a)
It appears that you paid $2.1 million for your 70% interest in HCBD. Please expand your disclosure to include a discussion of the amounts, facts and circumstances and accounting that lead to the creation of Goodwill from your acquisition of HCBD. Include an explanation of why all or most of the cost of your investment appears to have been allocated to Goodwill.

b)	Tell us where this transaction appears in your 2006 Consolidated Statements of Cash Flows.
c)	Disclose specifically how you determined the impairment to be only $304,093.

Response: a) The purchase price of the 70% interest in HCBD was approximately $3.2 million.  The appraised fair value of a 70% interest of HCBD at the time of purchase amounted to approximately $2.9 million, or a difference of $304,094 below the original purchase price which was accounted for as Goodwill. We have revised Note 1 to Form 10K/A Amendment No. 2 for the years ended December 31, 2007 and 2006, to correct the amount of purchase price for the 70% interest in HCBD.

b) The advance of $2.1 million is reflected in the Minority Interest and the Advance payments as offsetting adjustments to cash flows from operating activities in the Consolidated Statements of Cash Flows, in the Form 10K/A Amendment No.2 for fiscal year ended December 31, 2007 and 2006.

c) The entire recognized goodwill of $304,094, was deemed to be fully impaired

Note 7 — Related Party Transactions, page F-18

9.	Refer to your response to our Comment No. 14. We have the following additional comments:
d)	Tell us the year you discontinued operations in this subsidiary and sold assets to and employee and the accounting literature supporting your reduction of additional paid-in-capital.
e)	Confirm if this is the same transaction you describe in your response to our Comment No. and restated your financials to record a $40,000 loss.
f)
If so, tell us why, citing authoritative guidance, this $698,658 should not be expensed in the year 2006 Statement of Operations (along with the $40,000) and accounted for as a correction of an error under the guidance of SFAS 154 paragraphs 25 and 26.

Response: d) In 2006, the subsidiary was disposed of to a former employee in exchange for a reduction in a loan owed to the subsidiary by another wholly-owned subsidiary. The company has revised the disclosure in connection with this transaction in the Consolidated Statement of cash flows, Form 10K/A Amendment No.1 for fiscal year ended December 31, 2006 and 2005.

                  e) We confirm that this is the same transaction described in our response to your Comment No. 5 and reflected in our original restated financial statements in connection with the $40,000 loss relating to the sale to a former employee of accounts receivable and prepaid phone-cards.

      f) We have reconsidered our position with respect to the accounting treatment for this transaction and accordingly have revised and restated our financial statements in Form 10K/A Amendment No.1 for fiscal year ended December 31, 2006 and 2005 and Form 10K/A Amendment No.2 for fiscal year ended December 31, 2007 and 2006. The entire amount of $698,658 was expensed in the year 2006 Statement of Operations (along with the approximately $40,000).

Form 10-Q for the Nine Months Ended September 30, 2008
Item1. Financial Statements
Consolidated Balance Sheet, page 4
Other Receivables, page 4

10.
You state in your Response Letter dated November 12, 2008 that “as of the date of this reply, we collected more than 50% of the outstanding balance”. Further, Note 6-Uncollectible Other Receivables, page 4 of this Form 10-Q, states that in September 2008, you charged $468,773 in uncollectible amounts to expenses. We have the following additional comments:

a)	Tell us what the balance was at December 31, 2008 and what additional amounts were collected and / or written off in the quarter ended December 31, 2008.
b)
Revise your MD&A for the quarter and nine months end September 30, 2008 to include a robust discussion of this loan and $468,773 write-off which was material to your results of operations for both periods.

c)	Tell us why you classified this use of funds as operating as operating cash flows for the periods presented in the statements of cash flows.

Response: a) At December 31, 2008, the total balance of Other receivables amounted to $1,283,306. During the quarter ended December 31, 2008, collections and additional receivables were approximately $59,000 and $86,000, respectively, resulting in a net increase of approximately $27,000 during the period. No additional Other receivables were written off during the quarter.
                  b) We have included a discussion of this matter in the revised paragraph entitled Uncollectible Accounts Expense in the MD&A section in Form 10Q/A for the quarter and nine months ended September 30, 2008.
                  c) Please refer to our response to your comment numbered 3 above, which explains the facts of the transaction and reclassification of the receivable owed to HCBD by Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd. Also, please refer to our response to your comment numbered 8 above, which explains the facts of the transaction involving the impairment of goodwill. Both responses also include references to the disclosure in the Consolidated Statement of Cash flows, in Form 10-K/A Amendment No.1 for fiscal year ended December 31, 2006 and 2005 and Form 10-K/A Amendment No.2 December 31, for fiscal year ended 2007 and 2006.

Consolidated Statements Of Operations, page 5

11.	Explain why the minority interest amount of $89,732 on the statement of operations does not agree with the amount of $712,348 on the statement of cash flows

Response: As indicated in Notes 6 and 7 to the financial statements in the amended Form 10-Q for September 30, 2008, we restated the Statements of Cash Flows to reflect a non-cash transaction in which the Company reduced its other receivables by $802,080, in exchange for a reduction in the recorded amount of original contributed paid in capital of the 20% minority interest holder in HCBD, a subsidiary 70% owned by ZTBC.
As indicated in Note 7, In July 2008, the Company agreed to reduce a receivable amounting to $820,080, owed by Zhejiang Tianyuan Bio-pharmaceutical Co., a 20% minority interest owner in the subsidiary, HCBD.  The original recorded contributed capital for minority interest investor was reduced by the same amount to reflect this exchange, but the ownership interest was not affected.

Very truly yours,

China Biopharma, Inc.

By:	/s/ Peter Wang
Peter Wang, CEO